EXHIBIT 3.2a

AMENDMENT TO THE
AMENDED AND RESTATED BYLAWS
OF
BEHRINGER HARVARD OPPORTUNITY REIT I, INC.

Section 2.02 of Article II of the Bylaws of Behringer Harvard Opportunity REIT I, Inc. is hereby amended and restated as follows:

Section 2.02  Annual Meeting.  An annual meeting of the stockholders for the election of directors and the transaction of any business within the powers of the Corporation shall be held on such day as the Board of Directors may determine during the month of June; provided, however, such meeting shall not be held less than 30 days after delivery of the annual report to the stockholders.  The purpose of each annual meeting of the stockholders shall be to elect directors of the Corporation and to transact such other business as may properly come before the meeting.

Effective as of February 17, 2006